EXHIBIT  15.1

Acknowledgement of the use of a report on unaudited interim financial information

We have reviewed, in accordance with standards of the Public Company Accounting Oversight Board, the unaudited interim financial information of Medical Hospitality Group, Inc. (a development stage company) as of March 31, 2013, for the three months ended March 31, 2013, and for the period from January 18, 2011 (Inception) through March 31, 2013, and have issued our report thereon dated May 16, 2013. With respect to the Amendment No.12 of the registration statement No. 333-174533 on Form S-11 of Medical Hospitality Group, Inc., we acknowledge our awareness of the use therein of said report.

/s/ Chapman, Hext & Co., P.C.

Chapman, Hext & Co., P.C.
Richardson, TX
June 12, 2013